SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

HOME SOLUTIONS OF AMERICA, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

437355 10 0

(CUSIP Number)

Melissa Youngblood
Hallett & Perrin, P.C.
2001 Bryan Street, Suite 3900
Dallas, Texas 75201
(214) 922-4174

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act  (however, see the Notes).

CUSIP No. 437355 10 0	Schedule 13D	Page 2 of 5 Pages

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(1)  Names of reporting persons                                                                                               Brian Marshall
      I.R.S. Identification Nos. of above persons (entities only)

Brian Marshall

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(2)  Check the appropriate box if a member of a group (see instructions)

       (a)  [ ]

       (b)  [ ]

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(3)  SEC use only

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(4)   Source of funds (see instructions)                                                                                                  [OO]

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(5)  Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)                 [_]

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(6)  Citizenship or place of organization                                                                                                U.S.A.

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Number of shares beneficially owned by each reporting person with:

(7) Sole Voting Power:	4,000,000
(8) Shared Voting Power:	-0-
(9) Sole Dispositive Power:	4,000,000
(10) Shared Dispositive Power:	-0-
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:	4,000,000

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(12)  Check if the Aggregate Amount in Row (11) excludes Certain Shares (See Instructions)       [_]

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(13)  Percent of Class Represented by Amount in Row (11)                                                               9.86%

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(14)  Type of Reporting Person (See Instructions)                                                                                 [IN]

CUSIP No. 437355 10 0	Schedule 13D	Page 3 of 5 Pages

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Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value (the "Common Stock"), of Home Solutions of America, Inc., a Delaware corporation (the "Company").  The principal executive offices of the Company are located at 1500 Dragon Street, Suite B, Dallas, Texas 75207.

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Item 2.  Identity and Background.

(a)  This Schedule 13D is being filed by Brian Marshall (the "Reporting Person").

(b)  The business address of the Reporting Person is c/o Fireline Restoration, Inc., 3018 Horatio Street, Tampa, Florida 33609.

(c)  The Reporting Person is the President of Fireline Restoration, Inc., a wholly-owned subsidiary of the Company ("Fireline").

(d)  The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibition or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a U.S. citizen.

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Item 3.  Source and Amount of Funds or Other Consideration.

On July 31, 2006, the Reporting Person acquired an aggregate of 4,000,000 shares (the "Shares") of Common Stock from the Company in connection with the closing of the Company's acquisition of the capital stock of Fireline on that same date. pursuant to the terms of a stock purchase agreement (the "Purchase Agreement") among the Company, Home Solutions and the Reporting Person, who was the owner of Fireline prior to the acquisition.  The purchase price paid to the Reporting Person for the Fireline stock consisted of (i) $11,450,000 in cash, (ii) a $21,650,000 unsecured promissory note issued by the Company (the "Note"), and (iii) the Shares.   The Company also paid the Reporting Person $50,000 in consideration of the Reporting Person's agreement not to compete with the Company and its subsidiaries, subject to certain exceptions.

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Item 4.  Purpose of Transaction.

The Reporting Person acquired the Shares for investment purposes.  The Reporting Person will continue to serve as the President of Fireline pursuant to the terms of an Employment Agreement entered into among the Reporting Person, Fireline and the Company (the "Employment Agreement"). The Purchase Agreement contemplates that within 30 days after the closing date, the Company will appoint the Reporting Person, or another representative of Fireline acceptable to the Company's  board of directors, as a member of the Company's board of directors, and that the Company will cause the Reporting Person (or his representative) to be nominated to serve on its board for one additional term; provided, that the Company has no obligation to appoint the Reporting Person (or his representative) to its board or nominate such person to serve for an additional board term, if such appointment or nomination would cause the Company to violate the applicable requirements of the Securities and Exchange Commission or Nasdaq, if the Reporting Person is no longer employed by Fireline or owns less than 50% of the Shares, or if the  Reporting Person  (or the Fireline representative) commits an act of fraud, theft, embezzlement, or crime of moral turpitude.  Except as disclosed herein, as of the date of this Schedule 13D, the Reporting Person has no plans or proposals with respect to the Company which relate to or would result in any of the events described in Item 4(a) through 4(j) of this Item 4.  Any decision by the Reporting Person in the future to acquire or dispose of equity in the Company will depend upon several factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant by the Reporting Person.

CUSIP No. 437355 10 0	Schedule 13D	Page 4 of 5 Pages

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Item 5.  Interest in Securities of the Issuer.

(a)  As of the date hereof, the Reporting Person beneficially owns 4,000,000 shares of the Company's Common Stock.  The 4,000,000 shares of Common Stock beneficially owned by the Reporting Person represented 9.86% of the 40,569,160 shares of Common Stock that the Company had outstanding on July 30, 2006.

(b)  The number of shares as to which the Reporting Person has:

Sole power to vote or direct the vote:	4,000,000
Shared power to vote or direct the vote:	-0-
Sole power to dispose or direct the disposition:	4,000,000
Shared power to dispose or direct the disposition:	-0-

(c)  Other than the transactions described in this Schedule 13D, the Reporting Person has not engaged in any transactions in the Company's Common Stock within the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

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Item 7.  Material to be Filed as Exhibits.

The following exhibits are filed as part of this Schedule 13D.

99.1 Stock Purchase Agreement among Fireline Restoration, Inc., Brian Marshall, and Home Solutions of America, Inc. dated July 31, 2006

99.2 Employment Agreement among Home Solutions of America, Inc., Fireline Restoration, Inc. and Brian Marshall dated as of July 1, 2006 (effective date)

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CUSIP No. 437355 10 0	Schedule 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2006	/s/ Brian Marshall Name: Brian Marshall